Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞 盛 醫 藥 集 團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON MAY 20, 2026

The Board is pleased to announce that all the proposed resolutions as set out in the AGM Notices dated April 28, 2026 and dated April 30, 2026 were duly passed by the Shareholders of the Company at the AGM held on May 20, 2026 by way of poll.

Reference is made to the circular of Ascentage Pharma Group International (the “Company”) dated April 28, 2026 and the supplemental circular of the Company dated April 30, 2026 (collectively, the “AGM Circulars”) and the notice of the annual general meeting (the “AGM”) of the Company dated April 28, 2026 and the supplemental notice of the AGM of the Company dated April 30, 2026 (collectively, the “AGM Notices”). Terms used in this announcement shall have the same meanings as those defined in the AGM Circulars and the AGM Notices unless the context requires otherwise.

POLL RESULTS OF THE AGM

As at the date of the AGM, the number of Shares in issue was 373,348,863 Shares, which was the total number of Shares entitling the Shareholders to attend and vote for or against all the resolutions proposed at the AGM.

As disclosed in the section titled “Implications under the Listing Rules” in the Supplemental AGM Circular, Dr. Yang Dajun (“Dr. Yang”) is an executive Director and the chief executive officer of the Company, and Dr. Zhai Yifan (“Dr. Zhai”) is the chief medical officer and a substantial shareholder of the Company. Pursuant to Rules 17.04(2) and 17.04(4) of the Listing Rules, as the Shares issued and to be issued in respect of all RSUs and Options conditionally granted (excluding any options and awards lapsed in accordance with the term of the share schemes adopted by the Company) to Dr. Yang and Dr. Zhai would, in the 12-month period up to and including the date of the Proposed Grants to Dr. Yang and Dr. Zhai representing in aggregate over 0.1% of the total issued share capital of the Company (excluding treasury shares and assuming there will be no change to the total issued share capital from the date of the Supplemental Circular up to the exercise of the RSUs and Options granted to the grantees under the 2022 RSU Scheme and Post-IPO Share Option Scheme other than the abovementioned allotment and issuance of Shares by the Company to the grantees). The Proposed Grants to Dr. Yang and Dr. Zhai is subject to the approval by the Independent Shareholders, and Dr. Yang, Dr. Zhai, and their associates shall abstain from voting in favour of the relevant resolution(s) on the grant of RSU and Options to themselves at the AGM pursuant to the Listing Rules. Accordingly, Dr. Yang and Dr. Zhai, their associates and all core connected persons of the Company (holding of 60,998,117 Shares representing approximately 16.34% of the issued Shares, as at the date of AGM) must abstain from voting in favour of the resolutions approving Resolutions Nos. 9 and 10 in respect of the grant of RSUs and Options to Dr. Yang and Dr. Zhai.

Saved as disclosed above, there were no Shareholders who were entitled to attend the AGM but were required to abstain from voting in favour of any of the resolutions proposed at the AGM as set out in Rule 13.40 of the Listing Rules. Saved as disclosed above, no Shareholder was required to abstain from voting on any of the resolutions proposed at the AGM. No Shareholder was entitled to attend and vote only against any of the resolutions proposed at the AGM. No parties had stated their intention in the AGM Circulars to vote against or to abstain from voting on any of the resolutions at the AGM.

The Board is pleased to announce that all the proposed resolutions as set out in the AGM Notices were duly passed by the Shareholders by way of poll at the AGM. The poll results of all the resolutions proposed at the AGM are as follows:

Ordinary Resolutions*		Number of votes cast (approximate percentage of total number of votes)
		For	Against
1.	To consider and adopt the audited consolidated financial statements of the Company and the reports of the Directors and the auditor for the year ended December 31, 2025.	85,580,809 (99.95%)	40,000 (0.05%)
2(a).	To re-elect Dr. Wang Shaomeng as a Non-executive Director.	85,580,808 (99.95%)	40,000 (0.05%)
2(b).	To re-elect Dr. Lu Simon Dazhong as a Non-executive Director.	84,501,778 (98.69%)	1,119,030 (1.31%)
2(c).	To re-elect Dr. David Sidransky as an Independent Non-executive Director.	85,346,659 (99.68%)	274,150 (0.32%)
3.	To authorize the Board to fix the Directors’ remuneration.	85,526,934 (99.89%)	93,874 (0.11%)
4.	To re-appoint Ernst &Young as auditor of the Company, to hold office until the conclusion of the next annual general meeting of the Company, and to authorize the Board to fix their remuneration.	85,580,808 (99.95%)	40,000 (0.05%)
5.	To grant a general mandate to the Directors to allot, issue and deal with new shares of the Company with an aggregate number of not exceeding 20% of the total number of shares of the Company in issue (excluding Treasury Shares, if any) as at the date of the passing of the relevant resolution at the AGM.	71,785,915 (83.84%)	13,834,893 (16.16%)

Ordinary Resolutions*		Number of votes cast (approximate percentage of total number of votes)
		For	Against
6.	To grant a general mandate to the Directors to repurchase the Company’s shares with a total number of not more than 10% of the total number of shares of the Company in issue (excluding Treasury Shares, if any) as at the date of the passing of the relevant resolution at the AGM.	85,580,808 (99.95%)	40,000 (0.05%)
7.	To extend the general mandate granted to the Directors under resolution 5 by an amount representing the aggregate number of the Company’s shares repurchased by the Company under resolution 6, provided that such amount shall not exceed 10% of the total number of shares of the Company in issue as at the date of the passing of the relevant resolution at the AGM.	71,986,115 (84.08%)	13,634,693 (15.92%)
Special Resolution*
8.	To approve the proposed amendments to the existing memorandum and articles of association of the Company and to adopt a new amended and restated memorandum and articles of association of the Company.	83,647,517 (97.70%)	1,973,291 (2.30%)
Ordinary Resolutions*
9.	To consider and approve the proposed grants of RSUs to Dr. Yang and Dr. Zhai under the 2022 RSU Scheme.	71,978,131 (84.07%)	13,642,677 (15.93%)
10.	To consider and approve the proposed grants of Options to Dr. Yang and Dr. Zhai under the Post-IPO Share Option Scheme.	71,978,131 (84.07%)	13,642,677 (15.93%)

*	The full text of the resolutions is set out in the AGM Notices.

Tricor Investor Services Limited, the Company’s Hong Kong Branch Share Registrar, acted as the scrutineer at the AGM for the purpose of vote-taking. As more than 50% of the votes were cast in favour of each of the resolutions 1 to 7 and 9 to 10, these resolutions were duly passed as ordinary resolutions at the AGM. As more than 75% of the votes were cast in favour of resolution 8, the resolution was duly passed as a special resolution at the AGM. The following Directors attended the AGM either in person or by electronic means: Dr. Yang Dajun, Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing and Mr. Ren Wei.

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, May 20, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote 1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky Note 2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.

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